

June 6, 2025

Mary Szela
Chief Executive Officer
TriSalus Life Sciences, Inc.
6272 W. 91st Ave.
Westminster, CO 80031

  Re: TriSalus Life Sciences, Inc.
    Registration Statement on Form S-3
    Filed May 30, 2025
    File No. 333-287696

Dear Mary Szela:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Nicholas O'Leary at 202-551-4451 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and Services

cc: Carlos Ramirez, Esq.